UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Roy Jones Jr. Promotions, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Nevada

  Date of organization
  June 6, 2019

Physical address of issuer
3874 Silvestri Lane, Las Vegas, NV 89120

Website of issuer
www.royjonesjrboxing.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$250,328.00	$0.00
Cash & Cash Equivalents	$158,411.00	$0.00
Accounts Receivable	$69,000.00	$0.00
Short-term Debt	$173,148.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,391,407.00	$0.00
Cost of Goods Sold	$1,081,999.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$9,959.00	$0.00


December 31st, 2019

FORM C-AR

Roy Jones Jr. Promotions, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Roy Jones Jr. Promotions, Inc., a Nevada Corporation ("the company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.royjonesjrboxing.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer

than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is December 31st, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Roy Jones Jr. Promotions, Inc. (the "Company") is a Nevada Corporation, formed on June 6, 2019. The Company was formerly known as N/A. The Company is currently also conducting business under the name of N/A.

The Company is located at 3874 Silvestri Lane, Las Vegas, NV 89120.

The Company's website is www.royjonesjrboxing.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Exclusive contract with UFC Fight Pass to televise Boxing events on their platform. Boxers are under contract to fight exclusively for Roy Jones Jr. Promotions Inc and at times will fight for World Titles.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Nevada on June 6, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our [products/services] is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our

competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We [may] [plan to] implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In d enveloping and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and in return price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, and therefore be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the [technology, healthcare, hospitality and finance sectors and the energy industry]. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the [technology, healthcare, finance] and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Exclusive contract with UFC Fight Pass to televise Boxing events on their platform. Boxers are under contract to fight exclusively for Roy Jones Jr. Promotions Inc and at times will fight for World Titles.

Business Plan

We promote approximately 14 fights a year in male and female boxing. We are expanding into live Combat Expo's. We've won contracts across the industry, earning ongoing revenues and sponsorship dollars-on an annualized and per fight basis. We specialize in grooming our fighters and put them in positions to fight for World titles, which in return increases the company's sales and profit. Boxing is about health, fitness, entertainment, training, comedy, heroism, education, hope, and community. leveraging our booming audience, we are creating new revenue streams around these values-exploring new revenue streams at the same time. Our main revenue streams right now are: 1. Site fees or ticket sales (depends which deal we structure with revenue). When a fight is put on the calendar either we get paid by the venue a certain fee or the venue allows us to keep all the ticket sales. 2. UFC license fee - This is a fee that UFC pays RJJ to exclusively carry our fights on their platform, which is UFC Fight Pass. 3. Sponsorship - Currently we have over 4 main sponsors for your events. Sponsors pay RJJ on every fight to bring brand awareness to their product. 4. Fighters - Positioning fighters to fight for World Titles allows the Promoter to make a percentage of the fighter's purse. This can vary depending on the platform the fighter fights on. EXPAND PROMOTIONS REVENUES: Growing our existing program, including expanding brand sponsorship and promotions (such as our relationship with the UFC) and investing in fighters with growing successes as well as blue chip fighters that reflect the reputation we've earned. MEDIA & CONTENT REVENUE: We are building a Media Company and multiple digital fan experiences that will produce and serve content, monetized through sponsorships and advertising. LIFE EVENTS: We are readying a live fan expo for launch, reinventing the way fans connect in person with the sport and its athletes.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Boxing Events	Organizing Boxing events that showcase on the UFC Fight Pass Platform.	UFC Fight Pass allows us to reach a global audience.

Recently, we hired a firm to develop a Roy Jones Jr. Promotions Platform that would market and develop live Combat Expo to our fanbase.

Our current distribution methods for Roy Jones Jr. Promotions events is our contract we have with the UFC to showcase our fights around the world on UFC Fight Pass.

Competition

The Company's primary competitors are Top Rank, Golden Boy Promotions, and PBC.

The current state of combat sports is flourishing, and a lot of providers are securing live combat sports as live events keep viewers entertained and coming back.

Supply Chain and Customer Base

Roy Jones Jr. Promotions travels the world looking for the best fighters. In our business the best fighters will have a positive result to the maximum dollars we can receive from our deal with UFC.

Roy Jones Jr. Promotions currently markets and maintains it's fanbase in the Latin community.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Combat Sports	State Athletic Commission	Combat License	January 2, 2019	January 9, 2019

Every State has their own Athletic Commission, which brings different requirements and rules. States are increasing regulations on medicals for fighters and could increase our cost.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3874 Silvestri Lane, Las Vegas, NV 89120

The Company has the following additional addresses:

The Company conducts business in Nevada.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Keith Veltre

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CEO, CFO and Director Dates of Service: June 01, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Roy Jones Jr. Promotions, Inc. Position: CEO, CFO and Director Dates of Service: June 01, 2019 - present Responsibilities: Making major corporate decisions managing the overall operations and resources of a company. Employer: TNTS, Inc Position: CEO Dates of Service: August 25, 2003 - present Responsibilities: Managing the development of growth

Education

University of Nevada Las Vegas - Bachelors

Name

Lisa Veltre

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Vice President of Operations & Director Dates of Service: January 01, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Roy Jones Jr. Promotions, Inc. Position: Vice President of Operations & Director Dates of Service: January 01, 2019 - present Responsibilities: Oversees day to day operations to support the growth and add to the bottom line of the company. Employer: TNTS, Inc Position: Vice President of Operations Dates of Service: August 01, 2006 - December 31, 2018 Responsibilities: Overseas day to day operations to support growth. Lisa doesn't receive a salary, but she does hold an equity position at 800,000 shares.

Education

N/A

Name

Jennifer Zarley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Secretary & Director of Events Dates of Service: June 01, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Roy Jones Jr. Promotions, Inc. Position: Secretary & Director of Events Dates of Service: June 01, 2019 - present Responsibilities: Corporate records and keeping company compliant with Employer: TNTS, Inc Title: Compliant Director Dates of Service: September 01, 2014 - present Responsibilities: Jennifer makes sure that the company is compliant with all state filings.

Education

University of Nevada Las Vegas - Bachelors

Name

Roy Jones Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Director & Senior Vice President of Fighter Development Dates of Service: January 16, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Roy Jones Jr. Promotions, Inc. Position: Director & Senior Vice President of Fighter Development Dates of Service: January 16, 2019 - present Responsibilities: Making decisions on Corporate growth in the Boxing industry. Roy also plays an extensive role in the recruitment and growth of the fighters. Employer: HBO Boxing Title: Commentator Dates of Service: September 06, 2008 - December 09, 2018 Responsibilities: Commentating Boxing

Education

N/A

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Keith Veltre

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CEO, CFO and Director Dates of Service: June 01, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Roy Jones Jr. Promotions, Inc. Position: CEO, CFO and Director Dates of Service: June 01, 2019 - present Responsibilities: Making major corporate decisions managing the overall operations and resources of a company. Employer: TNTS, Inc Position: CEO Dates of Service: August 25, 2003 - present Responsibilities: Managing the development of growth

Education

University of Nevada Las Vegas Bachelors

Name

Lisa Veltre

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Vice President of Operations & Director Dates of Service: January 01, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Roy Jones Jr. Promotions, Inc. Position: Vice President of Operations & Director Dates of Service: January 01, 2019 - present Responsibilities: Oversees day to day operations to support the growth and add to the bottom line of the company. Employer: TNTS, Inc Position: Vice President of Operations Dates of Service: August 01, 2006 - December 31, 2018 Responsibilities: Overseas day to day operations to support growth. Lisa doesn't receive a salary, but she does hold an equity position at 800,000 shares.

Education

N/A

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in None.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
N/A	N/A		

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Equity Common Stock
Amount outstanding	4,048,702
Voting Rights	Unless otherwise provided by any applicable Shareholder Agreement, each stockholder of record of the Company holding stock which is entitled to one vote for each share of stock standing in such stockholder's name on the books of the Company.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments into stock. If the company decides to issue more shares, an investor could experience value dilution, with total

	percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Keith Veltre
Amount outstanding	$107,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	none
Describe any collateral or security	none
Maturity date	March 17, 2020
Other material terms	none

Type of debt	Credit Card
Name of creditor	Citi-cards
Amount outstanding	$19,853.00
Interest rate and payment schedule	12.0%
Amortization schedule	none
Describe any collateral or security	none
Maturity date	January 16, 2020
Other material terms	none

The total amount of outstanding debt of the company is $126,853.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	48,702	$97,404.00	Events and digital platforms	June 6, 2019	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people. Those people are Roy Jones Jr., Keith Veltre and Lisa Veltre. At the end of 2019 there is still a Crowdfunding raise for Roy Jones Jr. Promotions Inc. that is selling 535,000 shares.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Roy Jones Jr.	29.6%
Keith Veltre	69.1%
Lisa Veltre	69.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$9,959.00	-$9,959.00	-$9,959.00

Operations

Our most recent financing was conducted in 2019. Following the Offering, we do not intend to raise capital again until economic conditions improve. We are currently focusing on executing our current obligations with UFC Fight Pass rather than generating increase revenues with future expos and media content. We are not certain when or if we will generate profits in the future and intend to devote our resources to adapting how live events will be allowed soon with Covid-19.

Due to the challenges with Covid-19, the Company does not expect to achieve profitability in the next 12 months and intends to focus on the restructuring our live events and adapting to the current economic climate.

Liquidity and Capital Resources

On June 6th, 2019 the Company conducted an offering pursuant to Regulation CF and raised $97,404.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Continuing into 2020, Roy Jones Jr. Promotions Inc. continued their Crowdfunding raise. As of March, of 2020 we suspended our capital raise and will explore options on continuing a capital raise as economic conditions allow.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Keith Veltre
Relationship to the Company	CEO, CFO, and Director
Total amount of money involved	$107,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Short term loan to Roy Jones Jr. Promotions in order to help with outstanding receivables.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Keith Veltre
(Signature)

Keith Veltre
(Name)

CEO, CFO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith Veltre
(Signature)

Keith Veltre
(Name)

CEO, CFO and Director
(Title)

June 10th, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

ROY JONES JR PROMOTIONS INC
BALANCE SHEET
12/31/2019

ASSETS

CURRENT ASSETS

Cash:	$158,411.00
Accounts Receivable:	$69,000.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$227,411.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$22,917.00
NET FIXED ASSETS:	**$22,917.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS:	**$250,328.00**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$45,000.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$128,148.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$173,148.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$64,088.00
Retained Earnings:	$13,092.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$77,180.00**

OWNER'S EQUITY

Paid-In Capital:	$0.00
Net Income:	$-9,959.00
TOTAL EQUITY:	**$-9,959.00**

TOTAL LIABILITIES & EQUITY: **$240,369.00**

Please make sure that Total Assets equal Total Liabilities and Equity in your balance sheet. If the difference the two sides of the balance sheet is greater than 0, please review the values entered.

TOTAL ASSETS:	$250,328.00
TOTAL LIABILITIES & EQUITY:	- $240,369.00
	$9,959.00

Keith Veltre

ROY JONES JR PROMOTIONS INC
Statement of Income
For the Year Ended 12/31/2019

Revenues

Products	0
Less Returns and Allowances	
Services	1,391,407
Other	0
Total Revenue	**1,391,407**

Costs

Products	0
Services	1,081,999
Other	0
Total Cost	**1,081,999**

GROSS PROFIT	**309,408**

Operating Expenses

General and Administrative	91,964
Insurance	41,351
Non Recurring	0
Payroll Taxes	0
Rent	59,535
Research and Development	0
Salaries and Wages	0
Sales and Marketing	26,938
Utilities	742
Other	96,754
Total Operating Expenses	**317,284**

OPERATING INCOME	**-7,876**

Non-Operating or Other

Interest Revenue	
Interest Expense	
Gain on Sale of Assets	
Loss on Sale of Assets	
Gain from Legal Action	
Loss from Legal Action	
Depreciation and Amortization	(2,083)
Other Gain	
Other Loss	
Total Non-Operating or Other	**-2,083**

PRE-TAX INCOME	**-9,959**

Taxes
Income Tax Expense   0

NET INCOME $-9,959.00